

Caitlin Craig · 3rd

Investing in Africa for Untapped Global | Founding Member at UNPITCHD | Africa, Europe, North America

City of Cape Town, Western Cape, South Africa · **Contact info**

500+ connections

 Untapped Global

 University of St. Andrews

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Experience



Investment Officer - Southern Africa
Untapped Global
Jul 2021 – Present · 5 mos
Cape Town, Western Cape, South Africa

Leading the CapEx Fund in Southern Africa for Untapped Global - focusing on mobility, energy and water.

Founding Member
UNPITCHD
Oct 2019 – Oct 2021 · 2 yrs 1 mo
London, England, United Kingdom

Unlocking, discovering and building ventures for the future.

UNPITCHD is a community of independent consultants, freelancers, designers, developers and entrepreneurs that form the UK's first Venture Builders platform.   ...see more



Independent Innovation Consultant
Independent / Freelancer
May 2019 – Apr 2021 · 2 yrs
Cape Town Area, South Africa

Inventing products and services for new and emerging sectors - Building strategies and taking products and services to market

Innovation and Strategic Growth - Gaining and building insight into a demographic, ...see more



Strategy and Innovation Consultant
?What If! Innovation
Jun 2018 – May 2019 · 1 yr
London, United Kingdom

- Partnered with organisations to invent new businesses, products, brands and services
- Invented new products in FMCG
- Designed and built educational service for Health Care Professionals
- Led workshops with C-Suite individuals on improving innovation within their team ...see more

> 🖼 🔗 **?What If! Innovation**

 **SLA**

SheLeadsAfrica.Org
1 yr 8 mos

Head of Business Development and Community
Jan 2017 – Jan 2018 · 1 yr 1 mo
Cape Town Area, South Africa

- Responsible for managing the growth of the company through business development
- Identify and acquire future clients
- Working with clients to promote their brands on the SLA platforms
- Lead team of 3 to ensure multiple programs are executed   ...see more

Accelerator Program Manager
Jun 2016 – Dec 2016 · 7 mos
Lagos, Nigeria

The She Leads Africa Accelerator is a 5 month program designed to identify, support and fund the next generation of Nigeria's brightest female entrepreneurs.

- Responsible for the the day to day management of the SLA Accelerator program ...see more

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Education



University of St. Andrews
MA, Management and International Relations



Neuchatel Junior College
OSSD



The Country Day School

Licenses & certifications



MA International Relations and Management
University of St Andrews

Volunteer experience



Befriender
Families First St. Andrews
Feb 2012 – Aug 2016 · 4 yrs 7 mos
Children

- Work with FFSA to support a child on a 1:1 basis
- Meet bi-weekly with one child to act as a mentor and friend



Volunteer
Elephant Nature Park
Apr 2012 · 1 mo
Animal Welfare

- Worked on Elephant Nature Park (elephant rescue and rehabilitation centre) in upkeep or park, safety and medical aid of animals on reserve
- Worked with veterinary staff on both elephants and dogs that were rescued from Bangkok floods
- Park contains over 30 elephants and over 300 dogs



English Teacher
Bandipur Learning Centre and School
Jan 2012 – Mar 2012 · 3 mos
Children

- Lived and worked in a rural Nepalese mountain village
- Taught english, grammar and maths to grades three and five at local school
- Taught and worked at local learning centre with children aged 3-18

Show 3 more experiences ⌄